EXHIBIT 17.1



FROM: William Li [mailto:wli@angio.org]
SENT: Tuesday, June 27, 2006 12:54 AM
TO: Davidhclarke@aol.com
SUBJECT: Thank you

Dear David,

I'm writing to let you know that I've resigned from DOBI's Board as of yesterday, due to a variety of personal and other reasons. It's been a pleasure working with you as a colleague, and I hope we will stay in touch. Thank you for the opportunity to be involved with DOBI.

Warm regards,


Will